FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market (Northbridge Insurance is the combination of the former Commonwealth, Lombard and Markel subsidiaries). It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2011, Northbridge’s net premiums written were Cdn$1,085.9 million. At year-end, the company had statutory equity of Cdn $1,158.9 million and there were 1,504 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In 2011, C&F’s net premiums written were US$1,076.9 million. At year-end, the company had statutory surplus of US$1,245.3 million and there were 1,575 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers’ compensation insurance business in the United States. In 2011, Zenith National’s net premiums written were US$524.2 million. At year-end, the company had statutory surplus of US$620.4 million and there were 1,428 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2011, First Capital’s net premiums written were SGD 157.0 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders’ equity of SGD 327.7 million and there were 116 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2011, Falcon’s net premiums written were HK$419.4 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$448.9 million and there were 79 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2011, Pacific Insurance’s net premiums written were MYR 106.8 million (approximately MYR 3.1 = US$1). At year-end, the company had shareholders’ equity of MYR 213.2 million and there were 217 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2011, Fairfax Brasil’s net premiums written were BRL 37.2 million (approximately BRL 1.7 = US$1). At year-end, the company had shareholders’ equity of BRL 60.4 million and there were 44 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2011, OdysseyRe’s net premiums written were US$2,089.7 million. At year-end, the company had shareholders’ equity of US$3,453.6 million and there were 761 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicates 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2011, Advent’s net premiums written were US$193.9 million. At year-end, the company had shareholders’ equity of US$142.0 million and there were 73 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. In 2011, Polish Re’s net premiums written were PLN 258.5 million (approximately PLN 2.9 = US$1). At year-end, the company had shareholders’ equity of PLN 251.6 million and there were 45 employees.

Group Re primarily constitutes the participation by CRC Re (now based in Barbados, formerly based in Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2011, Group Re’s net premiums written were US$180.7 million. At year-end, the Group Re companies had combined shareholders’ equity of US$337.5 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$2,591.1 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 166 employees in the U.S., located primarily in Manchester, New Hampshire, and 71 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)

The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait insurance company), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 26.8% interest in Singapore Re, an approximate 20.0% interest in Alliance Insurance (a Dubai, U. A. E. company), a 40.5% interest in Falcon Thailand, and investments in Cunningham Lindsey (43.2%), The Brick (33.8%), Fibrek (25.8%), MEGA Brands (19.9%), Imvescor Restaurant Group (13.6%), Prime Restaurants (81.7%, acquired in January 2012), Ridley (73.6%), William Ashley (100.0%) and Sporting Life (75.0%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies have no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

We marked time in 2011 as our book value per share was essentially flat (including the $101 per common share dividend paid in 2011), mainly because of a record level of catastrophe claims. Book value ended the year at $365 per share, down from $376 per share at the end of 2010. Common shareholders’ equity was $7.4 billion, down from $7.7 billion. We ended the year with approximately $1 billion in cash and marketable securities at the holding company level. Our results have always been lumpy but our long term results, measured by the increase in our book value per share, have been excellent, as shown in the table below:

	As of December 31, 2011
	5 years	10 years	15 years	20 years	From Inception
Compound Annual Growth in Book Value	19.4%	12.0%	12.4%	16.1%	23.5%

In 2011, our operating companies coped with losses from unprecedented natural disasters and continuing soft market conditions. Catastrophe claims for the industry exceeded $105 billion, the most ever with the exception of 2005 when Hurricanes Katrina, Rita and Wilma struck the United States. The year began with floods in Australia ($2.3 billion) and a devastating earthquake in Christchurch, New Zealand ($12 billion). It continued in March with the Tohoku earthquake and tsunami in Japan ($35 billion), followed in the spring with a series of deadly tornadoes in the south and midwest regions of the United States ($14 billion). Hurricane Irene ($5 billion) hit the eastern seaboard at the end of the summer, and finally, near year-end, unprecedented flooding ravaged Thailand ($15 billion). All told, these events cost Fairfax approximately $1 billion, our largest catastrophe loss year ever.

We have always sought to manage our exposure to catastrophe loss so that we don’t lose more than our expected income for the year. Fortunately, in spite of the frequency and severity of the major natural disaster losses in 2011, we achieved that result, both at the individual companies and on a consolidated basis. We continue to monitor our catastrophe exposure very carefully.

In our industry, catastrophes happen, they are unpredictable and they can destroy companies. Years ago (in our 2005 Annual Report), we discussed the plight of 20th Century Insurance which, in the Northridge earthquake, basically lost the capital it had accumulated over 30 years. In 2011, Thai Re, which had had an outstanding track record for over 20 years, suffered the same fate with the Thai floods (more on this later).

Our major catastrophe losses in 2011 are shown in the table below:

Japan Tohoku earthquake and tsunami	470
Thailand floods	202
U.S. tornadoes	70
New Zealand earthquake	63
Hurricane Irene	31
Australian floods	27
Other	158

Total	1,021

The $1 billion in catastrophe claims in 2011 cost us 19.3 percentage points on our combined ratio versus an anticipated cost of approximately six percentage points in an average year. In 2005, Hurricanes Katrina, Rita and Wilma cost us 15.3 combined ratio points. So why, you may ask, do we take on this business? Well, here is the

[1]	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

track record at OdysseyRe, the largest source of our catastrophe exposure, for all of its property business written since 2000. This table shows the results for each underwriting year since 2000, and in total for all twelve years.

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Gross premiums written	136	353	491	580	629	716	584	616	637	662	755	798	6,957
Combined ratio	78.9%	103.4%	75.3%	70.0%	101.5%	151.4%	63.1%	81.7%	90.5%	87.2%	127.5%	97.5%	96.7%

As you can see, over the past twelve years OdysseyRe has written approximately $7 billion of property premium at a cumulative combined ratio of 96.7%, notwithstanding the losses from the World Trade Center in 2001, the Florida hurricanes in 2004, Hurrricanes Katrina, Rita and Wilma in 2005, Hurricanes Ike and Gustav in 2009, the Chilean earthquake in 2010 and, of course, the string of disasters in 2011.

OdysseyRe is continually fine tuning its underwriting of this business, and is poised to benefit handsomely from a much improved pricing environment for catastrophe risk. Nevertheless, be aware that whenever a major disaster strikes, Fairfax will likely be affected.

Out of adversity, opportunity arises. In addition to the benefits of a rising rate environment, we have made an important investment in the aforementioned Thai Re. From 1991 to 2010, Thai Re was run admirably by Surachai Sirivallop. Over those years, Surachai averaged a combined ratio in the mid 80s. Following the 2011 flood losses suffered by Thai Re, we have participated in a recapitalization, investing $70 million at 3 baht per share for a 25% stake in the company. With two Board seats and an ability to help in the investment area, we are excited to be Surachai’s partner for the long term.

We are very pleased that the Fairfax team throughout the organization continued to work very well together in 2011, with several smooth internal transitions and operational evolutions. Under Silvy Wright, a 16-year veteran who became CEO of our Canadian operations after many years of excellent leadership by Mark Ram, Northbridge Insurance was formed from the merger of our Canadian insurance companies, under the established Northbridge name, to better serve our clients and brokers. Stanley Zax, with an outstanding record over more than 30 years, moved to Chairman of Zenith National and passed the CEO title to Jack Miller, who has worked with Stanley for 14 years. At Crum & Forster, Doug Libby, along with Marc Adee, Richard Smith and Steve Strange Sr., successfully integrated the operations of First Mercury and its AMC subsidiary. Jim Migliorini, who helped build Hudson Insurance and was critical to many other projects at Fairfax before retiring three years ago, came back to run Advent. Scott Donovan, who recently retired as CFO of OdysseyRe, returned to support our investment in China, where Sam Chan has recently become President of Alltrust at Chairman Henry Du’s request. And Andy Barnard, in the first year of his new role overseeing all of Fairfax’s insurance and reinsurance operations and working with our presidents on strategy and coordination, has created a Fairfax Leadership Council, under his Chairmanship, of Fairfax presidents and officers. I am excited about the possibilities in our insurance and reinsurance business under Andy’s leadership.

The results of our major operating subsidiaries in 2011 are shown in the table below:

	Combined Ratio	Net Earnings (loss)	Return on Average Shareholders’ Equity
Northbridge	102.8%	(86.8)	(5.3)%
Crum & Forster	107.9%	(1.8)	(0.2)%
Zenith National	127.5%	54.3	4.9%
OdysseyRe	116.7%	14.3	0.4%
Fairfax Asia	83.2%	(6.9)	(1.6)%

On a consolidated basis, Fairfax posted a combined ratio of 114.2% in 2011, including a 19.3% charge for catastrophe claims. Various of our companies have faced continuing challenges from the prolonged soft market and in 2011 earnings were also affected by mark to market accounting. That’s the bad news. On the positive side, we see signs of improvement ahead. Rates in most classes are either stabilizing or going up – and we are growing again! Net premiums written were up 23.4% – 10.9% excluding acquisitions. Crum & Forster, excluding First Mercury, was up 14.4% and Zenith National (acquired in May 2010) was up 27.4% in the second half of 2011. Fairfax Asia (excluding Malaysia) was up 13.6%. As business becomes more attractive, we have the ability across our group of

FAIRFAX FINANCIAL HOLDINGS LIMITED

companies to materially expand our writings. Our companies are currently writing business at a rate of only 0.67 times policyholders’ surplus, versus a capacity of 1.5 times or higher. The costs of the unprecedented catastrophes of 2011, record low interest rates and the dwindling reservoir of reserve redundancies from the hard market, will force pricing to improve. We may still be a year or two away from a genuine broad based hard market, but that time is drawing nearer.

In spite of 2011, all four of our operating subsidiaries which we have owned for some time (we only acquired Zenith in 2010) have compounded book value over the past 10 years (adjusted by including distributions to shareholders) at attractive rates, as shown in the table below:

2001 – 2011 Compound Annual Growth Rate(1)
Northbridge	14.7%
Crum & Forster	14.4%
OdysseyRe	18.3%
Fairfax Asia(2)	22.0%

(1)	Based on IFRS or U.S. GAAP, except Crum & Forster, which is based on statutory surplus.

(2)	2002 – 2011, as Fairfax Asia began in 2002 with the purchase of First Capital.

The table below shows you how our international operations have grown since we began with Falcon in Hong Kong in 1998:

Fairfax International Operations as of and for the Year Ended December 31, 2011

	Shareholders’ Equity	Gross Premiums Written	Investment Portfolio	Fairfax Ownership	Fairfax Share
					Shareholders’ Equity	Gross Premiums Written
Fairfax Asia
Falcon Insurance (Hong Kong)	57.8	66.8	131.4	100%	57.8	66.8
Pacific Insurance (Malaysia)	42.9	51.9	81.2	100%	42.9	51.9
First Capital (Singapore)	252.7	347.6	521.8	98%	247.6	340.6
Falcon Thailand(1)	8.7	21.3	25.0	41%	3.6	8.7
ICICI Lombard (India)(1)(2)	258.1	1,168.1	1,170.5	26%	67.1	303.7
Insurance – Other
Fairfax Brasil	32.4	102.8	62.5	100%	32.4	102.8
Alliance Insurance (Dubai)	87.9	76.3	246.0	20%	17.6	15.3
Gulf Insurance (Kuwait)(1)	238.8	484.3	490.0	41%	97.9	198.6
Alltrust Insurance (China)(2)(3)	250.2	817.1	717.9	15%	37.5	122.6
Reinsurance – Other
Advent Capital (United Kingdom)	142.0	326.1	584.2	100%	142.0	326.1
Polish Re	57.8	105.2	129.9	100%	57.8	105.2

Total International Operations	1,429.3	3,567.5	4,160.4		804.2	1,642.3

(1)	These associated companies are carried on an equity accounted basis.

(2)	All dollar amounts are as at or for the 12 months ended September 30, 2011.

(3)	Alltrust is carried at fair value.

As you will note, our international operations have $1.4 billion in shareholders’ equity (of which Fairfax’s share is $0.8 billion), gross premiums written of $3.6 billion (of which Fairfax’s share is $1.6 billion) and an investment portfolio of $4.2 billion. The majority of these operations are in emerging market countries with huge long term potential because of very low insurance penetration and significant GDP growth potential. Particular praise is owed our Mr. Athappan, who runs First Capital Insurance in Singapore, as well as overseeing all of our interests in the Asian markets through Fairfax Asia. Mr. Athappan’s underwriting acumen is truly extraordinary, as he has successfully dodged the major market losses and posted large underwriting profits year after year. Bijan Khosrowshahi and Jacques Bergman have also distinguished themselves overseeing our activities in the Middle East and Brazil respectively. Working closely with Jean Cloutier and Andy Barnard, these three gentlemen are actively developing an exciting future for us outside of North America.

A summary of our 2011 investment results is shown in the table below:

	Realized Gains (losses)	Unrealized Gains (losses)	Net Gains (losses)
Equity and equity-related	703	(1,496)	(793)
Equity hedges	–	414	414

Net equity	703	(1,082)	(379)
Bonds	425	854	1,279
CPI-linked derivatives	–	(234)	(234)
Other	(40)	65	25

Total	1,088	(397)	691

We have isolated the realized gains for the year and shown separately the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report.

In 2011, we earned a total investment return of only 6.4% (versus an average of 10.6% over the past five years and 9.6% over our 26-year history), because our common stock portfolios performed poorly – particularly at RIM (I am trying to help!), Resolute (the former AbitibiBowater), Bank of Ireland and Level 3. Also on a mark to market basis, our deflation hedges dropped by 50%, but they have another nine years to go! As we review our common stock portfolios, we believe these stock price declines are predominantly fluctuations and will be reversed over time – but with IFRS requiring mark to market accounting, these fluctuations make our results very volatile. Let me illustrate this with our Bank of Ireland stock: we purchased it in 2011 for 10¢ per share, the stock was valued at 8.3¢ per share on December 31, 2011, and in early 2012 it traded up to 15¢ per share.

Our fixed income results were extraordinary, with the unrealized losses from our municipal bond portfolio reversing in 2011 and our long treasury bond portfolio performing very well – in spite of our purchase of some Greek bonds!! We sold half our long treasury bond portfolio in 2011, realizing a gain of $271 million.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11 billion. These gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and have financed our expansion. As we have explained many times before, the unpredictable timing of these gains makes our quarterly (or even annual) earnings and book value quite volatile, as we saw again in 2011:

	Earnings (loss) per Share	Book Value per Share
First quarter	$(12.42)	$355	($376 as of December 31, 2010)
Second quarter	3.40	359
Third quarter	46.73	403
Fourth quarter	(38.47)	365

No quarterly (or yearly) guidance from us!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our long term equity holdings, disclosed last year, continue to be effectively the same, with the exception of Kraft which we sold:

	As of December 31, 2011
	Shares Owned (millions)	Cost per Share	Amount Invested	Market Value
Wells Fargo	20.0	$19.36	388	552
Johnson & Johnson	7.4	61.37	454	485
US Bancorp	15.9	16.27	259	428

As we discussed with you in the past, these are three of the finest companies in the world, and we continue to be very optimistic on the long term prospects for these companies.

As an example of our long term value investing approach and the need to be patient and calm through adverse market fluctuations, in the table below we show you the results of our purchase and sale of shares of International Coal. This is a company of which Wilbur Ross was Chairman and owned 16%. Our Sam Mitchell, who originated this purchase idea, joined the Board in 2008, after we had acquired 13.8% of the shares.

	Purchases of International Coal			Sales of International Coal
	Number of Shares (millions)	Cost per Share	Total Cost	Number of Shares (millions)	Proceeds per Share	Total Proceeds
2006	1.4	$4.58	6.4
2007	19.7	4.39	86.3
2008	9.1	1.81	16.5
2009	15.0	2.87	43.1
2010				22.6	$7.26	163.9
2011				22.6	14.60	329.6

Total	45.2	$3.37	152.3	45.2	$10.93	493.5

Total realized gain:	341.2

The table shows how we averaged down from our initial cost of $4.58 per share to an average cost of $3.37 per share. We sold half our position at $7.26 per share (a 115% gain) and only five months later, there was a takeover offer for the whole company at double that price. In spite of not buying only at the low and not selling only at the high, we earned $341.2 million by selling at over three times our cost. Our experience with International Coal is exactly what we have done over 35 years of investing – average down when buying and average up when selling! An added advantage in this case – we got to know Wilbur and he is an excellent partner.

I have attended the Berkshire Hathaway shareholders’ meeting since there were only 200 shareholders in attendance about 30 years ago. I still find I learn something each year from Warren and Charlie. At the meeting in 2010, I met Bill McMorrow through Alan Parsow, who is a money manager based in Omaha and a great friend. Bill founded Kennedy Wilson, a real estate services and investment company, in 1988, and he now owns 26% of the company. As a result of this meeting, we invested $100 million in a Kennedy Wilson 6% preferred convertible at $12.41 per share, and later purchased $32.5 million of a 6.45% preferred convertible at $10.70 per share and 400,000 common shares at $10.70 per share. Fully diluted we own 18.5% of the company. In 2010 and 2011, we also invested $290 million in several real estate deals with Kennedy Wilson in California, Japan and the U.K. – deals at significant discounts to replacement cost and with excellent unlevered cash on cash returns, in which Kennedy Wilson is the managing partner and a minority investor. We are thrilled to be partners with Bill and his team, who always focus on the downside and have the expertise to manage these investments and finally harvest them. You never know what you will find at a Berkshire meeting!!

And there is more to the McMorrow story. While Bill was negotiating the purchase of some real estate loans from Bank of Ireland, he was really impressed with Ritchie Boucher, the Bank’s CEO. Bill introduced Ritchie to us, and we too were very impressed. With the help of our friends at Canadian Western Bank, one of the best banks in Canada, we thoroughly reviewed the opportunity and then quickly formed an investment group with Wilbur Ross, Mark Denning from Capital Research and Will Danoff at Fidelity, which purchased $1.6 billion of Bank of Ireland shares on a rights issue (Fairfax’s share was $387 million). This issue reduced the Irish government’s stake in Bank of Ireland from 36% to 15%. In spite of having hundreds of years of history and the strongest credit culture in the country, Bank of Ireland barely survived the real estate crisis in Ireland, where both house prices and commercial real estate prices dropped by approximately 50% from their highs. It is the only major Irish bank to survive that crisis – the rest of the Irish banking industry is now government owned. The rights issue plus other capital generated by Bank of Ireland has resulted in the Bank having capital to withstand an even further drop in Irish commercial real estate prices and Irish house prices. Bank of Ireland is very strongly capitalized, led by an excellent banker, Ritchie Boucher, and its shares were available at a significant discount to book value. We look forward to being long term shareholders of Bank of Ireland and hope to make more investments in that country as it continues under strong leadership diligently remedying its economic problems. Ireland by the way is a leading location of choice for foreign direct investment because of its talent, tax regime and technology capabilities together with its unique pro-business environment. Our nSpire Re subsidiary has been in Dublin since 1990 and was a great help in making our decision to invest in Bank of Ireland.

One more story about an extraordinary entrepreneur that Sam Mitchell identified for us: Tom Ward. Tom spent more than 23 years helping build Chesapeake Energy to become one of the largest natural gas producers in the U.S. In 2006, Tom took his gains from Chesapeake and reinvested them in a new company which ultimately became SandRidge Energy. After a few acquisitions, that company became a sizeable natural gas producer. In 2008, in an extraordinary move, Tom decided that because of the huge discoveries of shale gas, he would hedge all of SandRidge’s natural gas at over $8/mcf through 2010 and would shift to oil by making two oil company acquisitions. Today, SandRidge Energy is predominantly an oil producer with natural gas production capability when the price of natural gas rises. More recently, Tom made another very accretive offshore oil acquisition at a very good price and immediately financed it. We have a total investment of $329 million in SandRidge, including just under $300 million in convertible preferreds. We particularly like the fact that Tom has hedged most of SandRidge’s oil production for the next three to four years at about $100 per barrel. I don’t think there is any other company in the oil and gas industry that has done that. We are very excited to be Tom’s partner.

In our 2010 Annual Report, I mentioned that given our normalized annual holding company free cash flow of $0.5 to $1.0 billion, we would be open to opportunities to invest any excess above our dividend payout and our expansions in the insurance/reinsurance business worldwide in excellent companies which generate strong free cash flows, with a commitment to the founders that their companies would always be part of the Fairfax family and would never be sold. Well, to our surprise, we found two such companies in 2011: William Ashley and Sporting Life.

William Ashley, with its flagship store in Toronto, is North America’s leading retailer of fine china, crystal, silver and giftware. Founded 64 years ago by Tillie Abrams (who passed away at the age of 98 in 2010) and known for its outstanding customer service, great prices and wide selection, the original 700 square foot store has expanded to the current 24,000 square foot Bloor Street location. For 36 years, William Ashley has also been known for its annual public warehouse sale, the biggest and best in Toronto. We bought William Ashley from the Stark family, who are the children and grandchildren of the founder. Jackie Chiesa, hired by the founder in 1981 and trained by her in all aspects of the business, has been running William Ashley for the past ten years. We welcome Jackie and all the employees of William Ashley to the Fairfax family and encourage all our shareholders to experience the outstanding service and excellent prices at William Ashley, which is located at 55 Bloor Street West, Toronto (www.williamashley.com).

Sporting Life is another of Toronto’s great success stories. Founded by Brian McGrath and David and Patti Russell over 32 years ago, Sporting Life sells high end sporting goods with top quality service. The story goes that years ago, a customer came to Sporting Life for a refund on a defective toaster they said they had purchased at the store. Unable to convince the customer that the store had never sold toasters, Sporting Life gave the customer a refund! The customer is always right at Sporting Life!! The company has grown from a single small outlet in 1979 to four stores with more than 600 employees. We purchased 75% of the company, with 25% remaining with the founders who continue to run the company with no interference from us. So if you want to be treated like kings and queens of the outdoors, please visit Sporting Life, which is located at 2665 Yonge Street, Toronto (www.sportinglife.ca). We welcome Brian, David and Patti and all the employees of Sporting Life to the Fairfax family.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+ 180	+ 292
1987	+ 48	-3
1988	+ 31	+ 21
1989	+ 27	+ 25
1990	+ 41	-41
1991	+ 24	+ 93
1992	+ 1	+ 18
1993	+ 42	+ 145
1994	+ 18	+ 9
1995	+ 25	+ 46
1996	+ 63	+ 196
1997	+ 36	+ 10
1998	+ 30	+ 69
1999	+ 38	-55
2000	-5	-7
2001	-21	-28
2002	+ 7	-26
2003	+ 31	+ 87
2004	-1	-11
2005	-16	-17
2006	+ 9	+ 38
2007	+ 53	+ 24
2008	+ 21	+ 36
2009	+ 33	+ 5
2010	+ 2	0
2011	-3	+ 7
1985-2011(compound annual growth)	+ 23.5%	+ 20.7%

You will note from the table that on an annual basis there is no correlation between growth in book value and increase in stock price. However on a long term basis, our common stock price has compounded at approximately the same rate as our book value per share has compounded (as you know, our book value is in U.S. dollars as our financial statements are in U.S. dollars, and our common stock price is in Canadian dollars as our shares trade predominantly in Canadian dollars on the Toronto Stock Exchange). Stock price compound rates are higher or lower than book value growth rates because of the year-ending price to book value ratio, and the year-ending value of the Canadian dollar in relation to the U.S. dollar, being higher or lower than when we began in 1985. When we began, our Canadian dollar stock price was $3 1/4 and our U.S. dollar book value per share was $1.52. The Canadian dollar exchange rate was US 75¢ at that time, and the price to book value ratio in U.S. dollars was 1.6 times. Today the Canadian dollar is at par with the U.S. dollar and the price to book value ratio in U.S. dollars is 1.1 times. If the Canadian dollar exchange rate was still US 75¢ and the price to book value ratio in U.S. dollars still 1.6 times, then the compound growth in book value per share and in our common stock price would be the same (also our stock price would be $778!!).

Our stock price is currently reflecting the short term volatility of earnings rather than the buildup of long term intrinsic value. We think you will see the long term intrinsic value being reflected in time (we hope!!).

Insurance and Reinsurance Operations

The table below shows the combined ratios and the recent growth of our insurance and reinsurance operations:

	Combined Ratio Year Ended December 31,			Net Premiums Written % Change in
	2011	2010	2009	2011
Northbridge	102.8%	106.9%	105.9%	11.5%(1)
Crum & Forster	107.9%	109.2%	104.1%	46.8%
Zenith National	127.5%	136.4%	–	27.4%(2)
OdysseyRe	116.7%	95.0%	96.7%	12.7%
Fairfax Asia	83.2%	89.3%	82.6%	35.8%
Other insurance and reinsurance	140.9%	107.2%	98.1%	(8.7)%

Consolidated	114.2%	103.5%	99.8%	23.4%

(1)	Reflects a reduced internal quota share from CRC Bermuda.

(2)	Second half of 2011 versus second half of 2010, as Zenith National was acquired in May 2010.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2011
	Net Premiums Written	Statutory Surplus		Net Premiums Written/ Statutory Surplus
Northbridge	1,098.5	1,138.2		1.0x
Crum & Forster	1,076.9	1,245.3		0.9x
Zenith National	524.2	620.4		0.8x
OdysseyRe	2,089.7	3,453.6	(1)	0.6x
Fairfax Asia	213.7	458.4	(1)	0.5x

(1)	IFRS total equity.

As mentioned previously, on average we are writing at about 0.67 times net premiums written to surplus. In the hard markets of 2002-2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during times of soft pricing is to be patient and be ready for the hard markets to come.

The accident year combined ratios of our companies from 2002 onwards is shown in the table below:

	2002 – 2011
	Cumulative Net Premiums Written ($ billions)	Average Combined Ratio
Northbridge	Cdn 11.0	96.4%
Crum & Forster	9.0	100.3%
OdysseyRe	20.6	93.6%
Fairfax Asia	0.9	87.4%

The table, comprising a full decade with a hard and soft market and the unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company’s average accident year combined ratio during those ten years. The results are excellent – but there is no complacency as our presidents continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the average annual reserve redundancies for our companies for business written from 2002 onwards:

2002 – 2010 Average Annual Reserve Redundancies
Northbridge	7.6%
Crum & Forster	8.0%
OdysseyRe	9.3%
Fairfax Asia	6.2%

The table shows you how our reserves have developed for the nine accident years prior to 2011. Northbridge has had an average redundancy of 7.6% – i.e., if reserves had been set at $100 for any year between 2002 and 2010, they would have come down on average to $92.40, showing redundant reserves of $7.60. On a comparable basis, Crum & Forster had an average reserve redundancy of 8.0%, OdysseyRe, 9.3% and Fairfax Asia, 6.2% (First Capital alone was 9.6%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property and casualty industry, we continue to be very focused on being conservative in our reserving process. More on our reserves in the MD&A.

Runoff

We had another excellent year in our runoff operations, as shown in the table below:

	2007	2008	2009	2010	2011
Pre-tax income – runoff operations	187.6	392.6	31.2	164.8	351.6

We earned $351.6 million of pre-tax income in our runoff operations in 2011, the fifth consecutive year of profitability. On a cumulative basis, we earned $1.1 billion of pre-tax income in those operations over the last five years. Those operations, including acquisitions, are running off well under the fine leadership of Nick Bentley and his team. You can see why we are big fans of our runoff operations.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

	Underwriting Profit (loss)	Average Float	Benefit (cost) of Float	Average Long Term Canada Treasury Bond Yield
1986	2.5	21.6	11.6%	9.6%

2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
Weighted average since inception			(2.8)%	4.7%
Fairfax weighted average financing differential since inception: 1.9%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 8.5% in 2011 at a cost of 6.7%. That increase is mainly due to the acquisitions in 2011 and internal growth. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years:

	Canadian Insurance	U.S. Insurance	Asian Insurance	Reinsurance – OdysseyRe	Insurance and Reinsurance – Other	Total Insurance and Reinsurance	Runoff	Total
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0

In the past five years our float has increased very substantially, by 36.9%, due to acquisitions and increases in premiums. The increase in U.S. Insurance and Asian Insurance floats reflects the First Mercury and the Pacific Capital acquisitions respectively. We expect internal growth of our float in 2012, reflecting the growth in our business.

At the end of 2011, we had approximately $707 per share in float. Together with our book value of $365 per share and $122 per share in net debt, you have approximately $1,194 in investments per share working for your long term benefit – about 5% higher than at the end of 2010.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2011	2010
	Underwriting
Insurance	– Canada (Northbridge)	(30.2)	(68.3)
	– U.S. (Crum & Forster and Zenith National)	(215.9)	(165.5)
	– Asia (Fairfax Asia)	34.4	16.6
Reinsurance	– OdysseyRe	(336.0)	95.1
	Insurance and Reinsurance – Other	(206.7)	(38.4)

	Underwriting profit (loss)	(754.4)	(160.5)
	Interest and dividends – insurance and reinsurance	517.9	559.4

	Operating income (loss)	(236.5)	398.9
	Net gains (losses) on investments – insurance and reinsurance	204.6	(8.3)
	Loss on repurchase of long term debt	(104.2)	(2.3)
	Runoff	360.5	135.5
	Other	13.3	10.4
	Interest expense	(214.0)	(195.5)
	Corporate overhead and other	(32.4)	(187.6)

	Pre-tax income	(8.7)	151.1
	Income taxes	56.5	186.9

	Net earnings	47.8	338.0

	Attributable to:
	Shareholders of Fairfax	45.1	335.8
	Non-controlling interests	2.7	2.2

		47.8	338.0

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley and William Ashley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The underwriting loss in 2011 was significantly impacted by catastrophe losses of $1,021 million. After interest and dividend income, we had an operating loss of $236.5 million because of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

large losses from catastrophes. Runoff was profitable again for the fifth year in a row. Corporate overhead and other includes $98.5 million of net gains on investments. Net earnings in 2011 and 2010 benefitted from tax recoveries of $56.5 million and $186.9 million respectively. (See more detail in the MD&A.)

Financial Position

	As of December 31,
	2011		2010
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	962.8		1,474.2

Holding company debt	2,080.6		1,498.1
Subsidiary debt	623.9		919.5
Other long term obligations – holding company	314.0		311.5

Total debt	3,018.5		2,729.1

Net debt	2,055.7		1,254.9

Common shareholders’ equity	7,427.9		7,697.9
Preferred equity	934.7		934.7
Non-controlling interests	45.9		41.3

Total equity	8,408.5		8,673.9

Net debt/total equity	24.4%		14.5%
Net debt/net total capital	19.6%		12.6%
Total debt/total capital	26.4%		23.9%
Interest coverage	1.0	x	1.8	x
Interest and preferred share dividend coverage	0.7	x	1.4	x

We ended 2011 in a very strong financial position. We held cash and marketable securities at the holding company of approximately $1 billion. During the year, we successfully tendered for $658 million of our subsidiary and holding company debt and refinanced the repurchased debt with proceeds from two less costly, longer maturing debt issues at the holding company: $500 million at 5.80% due 2021 and Cdn$400 million at 6.40% due 2021. The coupons we paid were the lowest in our history. We have minimal near term bond maturities.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (HWIC), Fairfax’s wholly-owned investment manager, on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	8.7%	15.8%	14.2%
S&P 500	(0.2)%	2.9%	5.5%
Taxable bonds	13.3%	12.5%	10.4%
Merrill Lynch U.S. corporate (1-10 year) bond index	6.0%	5.8%	6.3%

2011 was a disappointing year for HWIC’s investment results, as discussed earlier, because of the poor performance of our common stock portfolio. Some stock prices declined by more than 50% from our initial purchase price, but as the table earlier in this letter on our purchase of International Coal illustrates, we use such declines to average down since we believe the intrinsic values of the stocks that we own continue to hold up very well. While 2010 was also a poor year, in the last five years HWIC averaged a 10.6% total return on our investment portfolio.

We continue to fully hedge our common stock portfolios as our concerns about the United States discussed in our 2010 Annual Report persist, and have been magnified by the financial crisis in Europe, including the underlying austerity programs, and the recent bursting of the Chinese real estate bubble.

As for the United States, as we have discussed many times before, if we thought the 2008/2009 great contraction was like any other recession the U.S. has experienced in the past 50 years, we would not be hedging today. However, we continue to worry that the North American economy may experience a time period like the U.S. in the 1930s and Japan since 1990, during which nominal GDP remains flat for ten plus years with many bouts of deflation. To combat the great contraction of 2008/2009, the U.S., as well as Europe and most countries in the world, went “all in” with huge stimulus programs. They have no ammunition left now and austerity is the slogan of the day, worldwide! While the Fed continues its many quantitative easing programs and the ECB and others follow suit, the key question in our minds is whether the central banks can get consumers and businesses to stop deleveraging and perhaps releverage again – given the very high leverage they begin with. Total private debt as a percentage of GDP in the U.S. has just begun to come down from levels even higher than the 1930s.

As for Europe, 2011 laid bare the leverage there, with the assets of its banking system being 2.6 times its GDP. France’s top five banks, for example, have assets of $9 trillion versus a GDP of $2.7 trillion for France. Much of the assets of the French banking system (and other countries in Europe) are financed by “wholesale” funds as opposed to stable retail deposits. Today, while we think this is very unlikely, there is the possibility of the Euro breaking apart, with disastrous consequences to the world economy.

All of this reminds us of the late 1980s in Japan, when it was reported that Japanese housewives were buying stocks with grocery money. For the last ten years, after the Nikkei Dow Jones came down by 75% from its high, the Japanese housewives have been keeping their money in Japanese government bonds or in bank deposits yielding less than 1%. The point is, the psychology changed in Japan, and the question today is whether the same thing has happened in the U.S. and Europe after the great contraction in 2008/2009. With house prices down by almost half and lots of concern over unemployment and the economy, the question is, has the psychology changed in the U.S. towards saving and away from spending. Only time will tell but it is an area we continue to monitor closely.

As for China, late in 2011 the Chinese bubble in real estate burst. Developers have reduced prices by 25%+ to sell apartments in Shanghai – causing riots by angry buyers who paid full price. Expect apartment prices in China to come down significantly in the next few years. This may result in a hard landing in China, again with major consequences for the world economy. As the table below shows, the parabolic increase in commodity prices has stalled in 2011 and many commodities like copper have begun to decline:

	2010	2011
Oil – $/barrel	91	99
Copper – $/lb.	4.35	3.45
Nickel – $/lb.	11.23	8.49
Wheat – $/bushel	7.94	6.53
Corn – $/bushel	6.29	6.47
Cotton – $/lb.	1.45	0.92
Gold – $/oz.	1,405	1,531

Cotton is down 37% and may be a harbinger of what is to come!

Of course if commodities, particularly oil and metals, come down, Canada will not be spared. Canada has benefitted greatly from the commodity boom and our housing sector, particularly in Toronto and Vancouver, has gone up very significantly. As George Athanassakos, Chair of the Ben Graham Centre for Value Investing at the Richard Ivey School of Business, said in his recent article in the Globe and Mail, this time is not different for Canada’s housing bubble. There are more condos in construction in Toronto than in the 12 major cities in the U.S. combined, including New York and Los Angeles!! Caveat emptor if you own many houses or condos in Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Yet optimism continues to prevail in the financial markets as corporate spreads are back to levels prior to the great contraction in 2008 and stock markets are rallying on hopes of repeating the increases from the 2008/2009 bottoms. Record high profit margins on the S&P 500 are being extrapolated into the future, but they may well regress to the mean. We have a mini-tech bubble in progress similar to the one we witnessed in 1999/2000, as shown in the table below:

	Market Cap at IPO Price ($ billions)	Price/ Revenue	Price/ Earnings
Facebook (estimated)	75	23.6x	72.4x
Groupon	13	9.9x	64.3x
Zynga	7	6.8x	46.3x
LinkedIn	7	15.9x	120.7x
Renren	5	71.7x	Loss
Pandora Media	2.5	15.3x	Loss
Demand Media	1.4	5.9x	54.1x
Zillow	0.5	14.8x	69.2x

Given interest rates at close to absolute zero and no fiscal stimulus bullets available in the western world, we continue to maintain our 100% equity hedge. Ben Graham’s observation that “only 1 in 100 survived the 1929-1932 debacle if one was not bearish in 1925” continues to ring in our ears!

Our Muni bond portfolio, predominantly guaranteed by Berkshire Hathaway, had an excellent year in 2011, reversing the declines of 2010, as shown in the table below:

	As of December 31,
	2008	2009	2010	2011
Cost of U.S. tax exempt Muni bond portfolio	3,966.8	3,991.5	4,118.5	4,194.5
Market value	4,104.6	4,550.2	4,358.9	4,883.9
Unrealized gain	137.9	558.7	240.4	689.4

Cost of U.S. taxable Muni bond portfolio	–	1,014.6	1,072.9	1,123.8
Market value	–	947.4	1,066.6	1,317.6
Unrealized gain (loss)	–	(67.2)	(6.3)	193.8

The cumulative unrealized gain on our Muni bond portfolio at December 31, 2011 was $883.2 million, after we received during the year tax-free interest of $240.0 million and taxable interest of $80.6 million. Our Muni bond portfolio continued to appreciate in early 2012.

While we are concerned about the next few years as we digest the excesses of the past 20 years, we are very bullish on common stocks for the long term, as shown in the table below:

	Annualized Compound Return
	One Year	Five Year	Ten Year	Fifteen Year	Twenty Year
Barclays Capital 30yr Bellwether	35.6%	11.2%	8.8%	8.3%	8.0%
S&P 500	2.1%	(0.3)%	2.9%	5.5%	7.8%

Long treasuries have outperformed common stocks over the last 20 years as rates have declined from 7.4% in 1991 to 2.9% in 2011. This will not be repeated in the next ten years. The game is over for long treasuries (almost!). Even if the rates go to zero, long treasuries can provide a compound annual return of only 6% in the next ten years compared to twice that by stocks, if we assume no change in P/E multiples and historical earnings growth. If P/E ratios revert back to their mean, shares of companies like Johnson & Johnson can provide compound growth rates of 20%+ in the next decade. We have already sold half our long treasury position at a yield to maturity of 3.0% (realizing a gain of $271 million) and we expect to sell the remaining soon. In time, we will remove our equity hedges as the risks that we see get discounted in common stock prices. The major risks we see are in the next three years, as we expect common stocks to do very well in the next decade.

In our 2010 Annual Report, we described to you our CPI-linked derivative contracts. As we said there, for a small amount of money we have significantly protected our company from the ravages of potential deflation. The fact that our $421 million investment in these contracts is down 50% on a mark to market basis reminds us of our CDS experience, which started (and we think might end) the same way.

Here’s an update on our CPI-linked derivatives position:

Underlying CPI Index	Notional Amount ($ billions)	Weighted Average Strike Price (CPI)	December 31, 2011 CPI
U.S.	18.2	216.95	225.67
European Union	26.5	109.74	113.91
U.K.	0.8	216.01	239.40
France	1.0	120.09	123.51

	46.5

The remaining average term on these contracts is 8.6 years. We will only benefit if deflation causes the CPI indices to go below our strike prices. Low-cost insurance again! As we reminded you last year, cumulative deflation in Japan in the past 10 years and in the United States in the 1930s was approximately 14%.

In 2011, we had net investment gains of $691 million, which consisted principally of net gains on fixed income securities of $1,279 million, partially offset by net losses of $379 million on common stocks and equity-related investments (after a gain of $414 million on our hedges) and net losses on CPI-linked derivatives of $234 million. The net gains on fixed income securities consisted of net realized gains of $425 million (including $271 million from the sale of half of our long treasury bond positions and $46 million from Canadian provincial bonds) and net unrealized mark to market gains of $854 million (predominantly $718 million from long U.S. treasury bonds, $449 million from tax exempt U.S. Muni bonds and $195 million from taxable U.S. Muni bonds, partially offset by a net unrealized mark to market loss of $319 million from other governments and $189 million from corporates). The net losses from equities consisted of realized gains of $703 million (the largest being $244 million, or a 283% gain, from International Coal) and unrealized mark to market losses of $1.5 billion from our common stock portfolios, partially offset by a gain on our equity-related hedges of $414 million.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2011	2010
Bonds	1,404.4	316.6
Preferred stocks	2.8	9.8
Common stocks	(215.2)	1,037.2
Investments in associates	347.5	269.0

	1,539.5	1,632.6

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

United States	1,785.0
Canada	711.8
Other	1,332.7

3,829.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

In early 2012 we paid our annual dividend, again in the amount of $10 per share, reflecting the free cash flow from our insurance and reinsurance companies and our significant holding company cash and marketable securities position. Please don’t extrapolate that amount as our dividend will reflect the prevailing circumstances. The $10 per share dividend is in the range of 2 to 2 1/2% of our book value in 2011.

Our decentralized charitable donations program continues to flourish in all the countries where we operate. We donate between 1% and 2% of pre-tax profits every year, largely done by the company presidents and the employees in each country. We are very grateful to be able “to do good by doing well” but we never forget we have to “do well” first. In 2011 we donated (or invested as we prefer to say) approximately $7 million in the countries where we do business. Since we began the program in 1991 with a $200,000 donation, we have made cumulative donations of over $80 million.

We are very much committed to making all our employees owners of our company – like the presidents and officers of our companies (and yours truly!). We have had an employee share purchase plan since 1987 under which all contributions are used to purchase Fairfax shares in the market. In past Annual Reports, I have extolled the virtues of this plan to you. Under the plan, our employees can contribute from each paycheque up to 10% of their salary. The company automatically contributes an additional 30% of the employee contribution and at the end of each year, if Fairfax has achieved its 15% growth in book value per share objective, the company contributes an additional 20% of the employee contribution. Over the last 5, 10, 15 and 20 years, the compound annual return on this program has been 22%, 18%, 12% and 14% respectively. If an employee earning Cdn$40,000 had participated fully in this program since its inception, she or he would have accumulated 2,975 shares of Fairfax worth Cdn$1.3 million at the end of 2011. We like our employees to be owners of Fairfax and to benefit from its long term success.

I have said many times that our strategic plan was waiting for the phone to ring. Late in 1995, that was exactly what happened when Jim Dowd called about the sale of Skandia Re’s Canadian subsidiary. This resulted in the purchase of our most successful company, OdysseyRe (formerly Skandia Re U.S.), and together we brought Andy Barnard into the fold. Since then, Jim has helped build Fairfax Asia from a blank piece of paper to a well-developed network that now encompasses India, China, Singapore, Malaysia, Hong Kong and Thailand. Jim was also our ambassador in London, the Middle East, Poland, the United States and, of course, Asia. Jim embodies the Fairfax values and did all of this with no ego and a great sense of humour. In September 2011, Jim retired and we will miss him. We wish Jim, Lynn and their family great health and happiness during their retirement years.

While there are great uncertainties in the economic outlook ahead, I continue to be very excited about the long term prospects of our company because of its “fair and friendly” culture we have developed over the past 26 years (the culture is embedded in our Guiding Principles, again reproduced for you in the Appendix). Our small holding company team, with great integrity, team spirit and no egos, keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. A big thank you to David Bonham, Peter Clarke, Jean Cloutier, Brad Martin, Paul Rivett, Rick Salsberg, Ronald Schokking, John Varnell and Jane Williamson, and to John Cassil and Hank Edmiston in Dallas.

Looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. on April 26, 2012 at Roy Thomson Hall. As always, our presidents, the Fairfax officers and the Hamblin Watsa principals will be there to answer any and all of your questions. Like last year, we will have booths with information on the products we offer as well as on the major community investments we have made on your behalf, and who knows, you might also get a deal from William Ashley or Sporting Life!

Once again, I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2011. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 9, 2012

V. Prem Watsa

Chairman and Chief Executive Officer